100 N. 18TH STREET SUITE 300 PHILADELPHIA, PA 19103 t 202.778.6400 f 202.778.6460
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	www.schiffhardin.com

March 21, 2019

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	NeoVolta Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed January 29, 2019
File No.: 024-10942

Dear Mr. French:

This letter is being submitted on behalf of NeoVolta, Inc. (“NeoVolta” or the “Company”) in response to the comment letter, dated March 15, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on March 11, 2019 (the “Offering Statement”). The Company’s Amendment No. 3 to its Offering Statement (the “Amended Offering Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Exhibits

1.

The assumptions in (e) in the last paragraph on page 1, the second paragraph on page 2 and (vi) in the third paragraph on page 2 appear inappropriate. Please file a revised opinion. Also, if the reference to "the State of Nevada" on page 3 relates to the law of that state, please revise accordingly.

Response:  The Company has filed an amended legal opinion as exhibit 12 to the Amended Offering Statement addressing the Staff’s comment.

Securities and Exchange Commission

March 21, 2019

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:

Brent Willson, Chief Executive Officer

Steve Bond, Chief Financial Officer